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SEC FILE NUMBER
8-66518

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 01 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hodes Weill Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

850 Third Avenue, 16th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Weill	212-867-0888	Douglas.weill@hodesweill.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA P.C.
(Name – if individual, state last, first, and middle name)

3535 Rosewell Rd. Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Douglas Weill, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hodes Weill Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn to me this 22nd day February 2023

Notary Public

Arielle H. Edelheit
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ED6435265
Qualified in Kings County
Commission Expires 06/21/2026

Signature:

Title:
Managing Partner

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HODES WEILL SECURITIES, LLC
(a wholly-owned subsidiary of Hodes Weill & Associates, LP)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hodes Weill Securities, LLC (a wholly- owned subsidiary of Hodes Weill & Associates, LP)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hodes Weill Securities, LLC (a wholly-owned subsidiary of Hodes Weill & Associates, LP) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hodes Weill Securities, LLC (a wholly- owned subsidiary of Hodes Weill & Associates, LP) as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hodes Weill Securities, LLC (a wholly- owned subsidiary of Hodes Weill & Associates, LP)'s management. Our responsibility is to express an opinion on Hodes Weill Securities, LLC (a wholly- owned subsidiary of Hodes Weill & Associates, LP)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hodes Weill Securities, LLC (a wholly- owned subsidiary of Hodes Weill & Associates, LP) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2017.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 28, 2023

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

HODES WEILL SECURITIES, LLC
(a wholly-owned subsidiary of Hodes Weill & Associates, LP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash and cash equivalents	$	3,017,142
Accounts receivable		28,232,957
Prepaid expenses and deposits		35,521
Total assets	$	31,285,620
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	632,739
Deferred revenue		100,000
Due to Hodes Weill & Associates, LP		178
Total liabilities		732,917
Member's Equity		30,552,703
Total liabilities and member's equity	$	31,285,620

The accompanying notes are an integral part of these financial statements.

Note 1. Business and Summary of Significant Accounting Policies

Hodes Weill Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Hodes Weill & Associates, LP ("HW&A"). The Company's business activities include the private placement of securities and certain financial advisory services (including mergers and acquisitions). The Company follows the accounting and reporting requirements of broker-dealers. The Company was organized as a limited liability company in the state of Utah in December 1999.

A summary of significant accounting policies follows:

Cash and Cash Equivalents – Cash and cash equivalents includes all regular checking and savings accounts with maturity dates of less than 90 days. At December 31, 2022, the carrying amount and bank balance of deposits with financial institutions was $3,017,142, of which $250,000 was covered by federal depository insurance.

Income Taxes – As a single-member limited liability company, the Company's activities are disregarded and reported with its owner for tax purposes. Accordingly, no provision for income taxes has been recorded as the income tax effects of the Company's activities flow directly to its member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company adheres to ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of ASC 606 include advisory fees from fundraising activities and investment banking/merger & acquisition advisory services. Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Business and Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers: Advisory Fees from Fundraising Activities and Investment Banking/Merger and Acquisition (M&A) Services - These services include agreements to provide advisory services to customers for which the Company charges the customers fees. The Company provides fundraising and investment banking/merger & acquisition advisory services.

The agreements with customers generally contain a non-refundable retainer or other form of upfront fee, as well as a success fee, which may be a fixed amount or represent a percentage of value that the customer receives, if and when the activity is completed ("success fee"). The retainer or other form of upfront fee often reduces any success fee subsequently invoiced upon the completion of the Company's services. The Company has evaluated its nonrefundable retainers or other form of upfront fee payments, to ensure that its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer or other form of upfront fee. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct or until completion of the Company's services. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer or other form of upfront fee classified as deferred revenue on the Statement of Financial Condition. As of December 31, 2022, the Company had $100,000 of deferred revenues.

Fair Value – The Company's financial instruments consist principally of cash, accounts receivable, accounts payable and accrued expenses. The Company believes that the carrying amounts of all of its assets and liabilities approximate their current fair values.

Basis of Accounting – The Company maintains its books and records on the accrual basis of accounting for financial statement purposes, which is in accordance with U.S. Generally Accepted Accounting Principles and is required by the SEC and FINRA.

Accounts Receivable – The accounts receivable shown on the Company's Statement of Financial Condition consists of trade accounts receivable from clients of the Company and is stated at the amount the Company expects to collect from such clients. In addition, the Company may charge interest to its clients on outstanding accounts receivable. During the year ended December 31, 2022, the Company charged interest in the amount of $736,637 on outstanding accounts receivable, which is included in the interest income amount on the Statement of Income and Changes in Member's Equity.

The Company considers whether estimated losses will occur as a result of the inability of its clients to make required payments and makes an assessment as to whether an allowance for doubtful account should be established. Management considers the following factors when determining the collectability of specific client accounts: credit-worthiness, past transaction history and changes in customer payment terms. If the Company becomes aware of a deterioration of a major customer's credit-worthiness, or if actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the

Business and Summary of Significant Accounting Policies (continued)
Company could be adversely affected. As of December 31, 2022, all of the Company's trade accounts receivable are deemed collectible. The terms of accounts receivable generally provide for payment over a 3 year period of time, with interest charged at a rate ranging from 0-6%.

The Company considers losses from accounts receivable in foreign currency and does not believe the risk is material to the financial statements. Accounts receivable at December 31, 2022 and 2021 were $28,232,957 and $30,020,152, respectively.

Commitments and Contingencies - The Company does not expect that any contractual obligations, legal proceedings, or any other contingent obligations incurred in the normal course of business will have a material adverse effect on the Company's financial statements, except for a transaction with respect to which the Company is in discussions with a client over approximately $1,250,000 of fees. The Company believes the full amount recorded in accounts receivable is in compliance with its engagement letter and will be collected, and accordingly, these financial statements are unchanged in regard to this matter. The amount is material to these financial statements.

The Company is evaluating new accounting standards and will implement as required.

Note 2. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $2,284,225, which was $2,235,364 in excess of its required net capital equal to the greater of (i) 6-2/3% of aggregate indebtedness or (ii) $5,000. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital ratio was .3209 to 1.

Note 3. Related Party Transactions
Effective July 1, 2022, the Company entered into a revised expense sharing agreement with HW&A which increased the monthly payment from $840,000 to $875,000 to cover facilities, personnel and operational costs incurred by HW&A. The payment is based on the percentage of HW&A's revenue and clients compared to those of the Company for 2019 or 2021, as adjusted. Accordingly, during the year ended December 31, 2022, the Company reported total expenses of $10,290,000 under these agreements, which is included in the Statement of Income and Changes in Member's Equity. Excluding the expense sharing agreement, the Company is responsible for paying its own expenses directly attributable to its business and regulatory obligations, such as registration or licensing fees, annual audit and SIPC assessments.

Additionally, as of December 31, 2022, the Company owed $178 to HW&A for reimbursable client expenses, which is included on the Statement of Financial Condition.

Note 4. Foreign Sub-Agent Fees

In instances where the Company is required due to foreign regulatory rules, or otherwise feels it is prudent to use a foreign sub-agent to assist in marketing private placement offerings to non-US investors, the Company will engage a foreign sub-agent licensed under applicable foreign law, if applicable, to provide such services. During the year ended December 31, 2022, the Company incurred $842,760 of foreign sub-agent fees related to foreign sub-agents who successfully raised capital in connection with the Company's private placement offerings, of which, $28,438 was recoverable from one of the Company's clients. These amounts are included in the Statement of Income and Changes in Member's Equity.

Note 5. Concentration

During the year ended December 31, 2022, four clients of the Company comprised approximately 56% of the Company's revenues, in the amounts of 24%, 12%, 11% and 10%, respectively.

Note 6. Subsequent Events

The Company has evaluated subsequent events through February 28, 2023, the date the financial statements were issued. The Company has identified no events that require disclosure under Financial Accounting Standards Board Accounting Standards Codification Topic 855, Subsequent Events.